Room 4561
						April 25, 2006



Mr. Gerald Tucciarone
Treasurer, Chief Financial Officer and Secretary
Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, NY 11788

Re:	Hauppauge Digital, Inc.
	Form 10-K for the Fiscal Year Ended September 30, 2005
	Filed December 29, 2005
	Form 10-Q for the Fiscal Quarter Ended December 31, 2005
	Filed February 14, 2006
	File No. 001-13550

Dear Mr. Tucciarone:

      We have reviewed your response letter dated March 3, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 32

1. We note your response to prior comment number 2. We do not object to your disclosure of the arbitration and litigation settlements as separate lines on your income statement. However, we note that the subtotal "Net operating income before arbitration and litigation" represents a non-GAAP measure. If you continue to disclose the subtotal "Net operating income before arbitration and litigation" in your filings, you will need to comply with Regulation G and Item 10(e)(1) of Regulation S-K.

2. You indicate in your response to prior comment number 3 that you have provided the disclosures required by Item 303(a)(3)(iii) of Regulation S-K. However, we are unable to locate these disclosures.
Please provide reference to where you have quantified the amount of the change in reported sales that is attributable to changes in price.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-8

Product Segment and Geographic Information, page F-9

3. In future filings, provide the disclosure required by SFAS 131, par. 26(a).

4. We understand that you generate revenue from five primary product categories: personal vide recorders, analog TV receivers, digital TV receivers, hybrid video recorders and digital media players. Information contained in your MD&A and certain press releases indicates that changes within these product categories have materially affected your results of operations in prior periods. Separately, information provided in response to prior comment number indicates that there is significant variation in the amount of revenue derived from each of these product categories. In view of these factors, it appears that disclosure of revenue for these product categories would be useful to investors and is required by SFAS 131, par. 37. The categories you have currently provided appear to be overly broad. As a result, they do not appear to be as useful to investors as more detailed information. Accordingly, revise future filings to include a more detailed presentation of revenue by product category. Alternatively, explain to us why no revision is necessary.

Revenue recognition, page F-10

5. Your response to prior comment number 9 indicates, in part, that charges to sales relating to price protection have not been material.
Provide us with an analysis supporting this assertion. Address each of the periods presented in your most recent 10-K.

6. Your response to prior comment number 9 indicates that, from time to time, you run end cap promotions with retailers. Describe for us the terms of these promotions. Tell us how amounts paid by you in connection with these promotions are classified in your income statement. Provide reference to the specific literature that supports your classification.

Foreign Currency Translations and Transactions, page F-11

7. We note your response to prior comment number 11 and it is unclear to us how you have concluded that translation of sales using the average monthly forward contract rate is appropriate under US GAAP.
In this regard, it does not appear that accounting for translation, as described in SFAS 52, is voluntary or elective. Rather, the accounting treatment in question appears to be required, regardless of whether management believes that a different translation method provides a more precise measurement. Therefore, as previously requested, please explain to us how your accounting complies with paragraph 12 of SFAS 52.

Note 5 - Income Taxes, page F-16

8. We note your response to prior comment number 13. Your response is somewhat general in nature and does not provide sufficient detail to support your accounting. Please describe, in reasonable detail, your basis for determining that a valuation allowance was necessary.
As previously requested, describe the positive and negative evidence you considered and explain how you considered the "more likely than not" standard of SFAS 109. Explain, in reasonable detail, how you have considered and applied the guidance of SFAS 109, pars. 20 through 25. As part of your response, explain how you evaluated the factors identified in SFAS 109, par. 23. Also, explain why you are not able to determine reasonable predictions of future income.

9. Your response to prior comment number 13 indicates, in part, that you would have to "string together three straight years of taxable income" to support the realization of your deferred tax asset. Clarify what you mean by this and why you believe this would be required.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Notes to Condensed Consolidated Financial Statements

Note 9 -  Stock-Based Compensation, page 11

10. We note that you adopted SFAS 123R as of October 1, 2005. Please tell us how you considered the interpretive response to Question 1 in
Section H of SAB 107. In this regard, it does not appear that you have provided the disclosures required by paragraphs 64, 65, 84, and
A240 through A242 in the interim period in which SFAS 123R was first adopted.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

 	You may contact Christine Davis, Staff Accountant at (202)
551-
3408 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,




      Brad Skinner
							Accounting Branch Chief
Mr. Gerald Tucciarone
Hauppauge Digital, Inc.
April 25, 2006
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